CTDC Announces Its 2009 Annual Report on Form 20-F

HONG KONG – June 30, 2010 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing integrated clean energy group based in China to provide solar energy products and solutions, today announced that the Company has filed its Annual Report on Form 20-F for the year ended December 31, 2009 with the United States Securities and Exchange Commission. The Annual Report on Form 20-F can be accessed on the investor relations section of the Company’s website at http://www.chinactdc.com.

The Company will provide a hard copy of its Annual Report on Form 20-F, free of charge, to its shareholders upon request. Requests should be directed to the Company’s investor relations department at ir@chinactdc.com.

About CTDC:
CTDC is a growing integrated clean energy group based in China to provide solar energy products and solutions. CTDC’s major shareholder is China Merchants Group (http://www.cmhk.com), a stated-owned conglomerate in China. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.